KW 3/13/14

14046959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 East Park Drive
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Johnston (561)472-7468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Ste 520 (Address) Richmond (City), VA (State) 23236 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, James J. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

KATHRYN D. SHINGLEDECKER
Notary Public - State of Florida
My Comm. Expires Apr 22, 2016
Commission # EE 156558
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Legend Equities Corporation

Contents

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Independent Auditor's Report

Board of Directors
Legend Equities Corporation

We have audited the accompanying financial statements of Legend Equities Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

Richmond, Virginia
February 27, 2014

Legend Equities Corporation

Balance Sheet
December 31, 2013

Assets

Cash and cash equivalents	**$4,427,514**
Accounts receivable	**2,236,136**
Prepaid expenses and other current assets	**328,349**
Deposits	**171,953**
Intangible assets, net	**1,981,000**
Total assets	**$9,144,952**

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	**$1,572,440**
Accounts payable and accrued expenses	**888,611**
Income taxes payable	**504,103**
Payable to affiliates	**399,890**
Deferred tax liability	**757,446**
Total liabilities	**4,122,490**
Commitment and Contingencies	
Total stockholder's equity	**5,022,462**
Total liabilities and stockholder's equity	**$9,144,952**

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

Legend Equities Corporation (the Company) is a wholly owned subsidiary of Legend Group Holdings, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company is also a licensed insurance agency. On January 2, 2013, First Allied Holdings Inc. (FAHI) finalized an agreement to purchase Legend Group Holdings, LLC and its wholly owned subsidiaries which include Legend Equities Corporation. As a result of this acquisition, the Company is now an indirect wholly owned subsidiary of FAHI.

The Company sells mutual funds, variable annuity products, stocks, and insurance products. The Company enters into securities and insurance transactions in its capacity as an agent for customers. The Company's major sources of revenues consist of commissions earned on new sales of mutual fund products and Rule 12b-1 distribution fees on existing eligible assets. Other sources of revenue include fees for marketing, meeting support, networking fees, and insurance commissions. The Company's clients are located throughout the United States of America.

Acquisition

On January 2, 2013, FAHI acquired Legend Group Holdings, LLC. In connection with the acquisition, intangible assets of $2,264,000 were recorded on Company's books related to customer relationships.

As of the date of the acquisition, the fair value of the Company's assets and liabilities was as follows:

Assets	
Cash and cash equivalents	**$2,810,322**
Accounts receivable, net	**3,056,965**
Intangible assets	**2,264,000**
Other assets	**70,200**
	8,201,487
Liabilities	
Accounts payable and other liabilities	**363,851**
Commissions payable	**2,809,933**
Deferred tax liability, net	**905,600**
	4,079,384
Purchase price	**$4,122,103**

1. Summary of Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Interest-bearing amounts on deposit at federal insured institutions at December 31, 2013 approximated $4.2 million of which approximately $3.6 million was in excess of FDIC insurance limits. FDIC coverage is $250,000 per depositor at each financial institution.

Disclosures about Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

Revenue Recognition

Rule 12b-1 distribution fees and related expense (and the related receivables and payables) resulting from securities transactions are recorded in the period the revenue is earned. Marketing, meeting support, and networking fees are also recorded in the period they are earned.

Income Taxes

The Company files consolidated federal income tax returns with FAHI. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by FAHI and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

1. Summary of Significant Accounting Policies (continued)

Income tax expense is based on pretax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Accounting Standards Codification (ASC), Income Taxes Topic, ASC 740. Deferred tax assets and deferred tax liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to FASB Accounting Standards Codification (ASC) 350, *Goodwill and Other*, goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. The Company considers all segments as one reporting unit for goodwill valuation purposes. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect the Company's regulatory net capital.

In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, such as purchased intangibles subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On an ongoing basis, the Company reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value.

2. Income Taxes

The difference between U.S. statutory rate of 34% and the effective tax rate results from the impact of state and local taxes, net of the federal tax effect and certain non-deductible expenses.

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse.

2. Income Taxes (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,	2013
Deferred tax assets	
Accrued liabilities and reserves	$ 34,954
Gross deferred tax assets	34,954
Deferred tax liabilities	
Intangible assets	792,400
Gross deferred tax liabilities	792,400
Net deferred tax liability	$757,446

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment and determined no valuation allowance was necessary. The Company is subject to examination by its major tax jurisdictions – U.S. federal and Virginia, California, New York, Illinois, Arizona and Missouri states. The open tax years are 2010 - 2013 for federal and states listed above.

3. Intangible Assets

Intangibles recognized in the acquisition of the Company by FAHI are as follows:

	Gross Carrying Amount	Accumulated Amortization
Amortizing identified intangible assets		
Advisor relationships	$2,264,000	$283,000
Total	$2,264,000	$283,000

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,684,401, which was $2,460,065 in excess of its required net capital of $224,336. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1 at December 31, 2013. The difference between net capital and stockholder's equity is non allowable assets, which are excluded from net capital.

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2013) as originally filed

Net Capital as reported in the Company's Part II A (unaudited) Focus Report	**$1,926,955**
Increase in allowable credits	**757,446**
Net capital per above	**$2,684,401**

5. Rule 15c3-3 Exemption

The Company is not required to file a schedule pursuant to Rule 15c3-3, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker/dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

6. Transactions with Related Parties

Affiliated companies include Advisory Services Corporation (ASC), FAHI, and Legend Advisory Corporation (LAC). ASC pays expenses, which include home office overhead expenses, salaries, benefits, and federal and state income taxes for all subsidiaries of the Parent, including the Company. The current amount due to affiliates at December 31, 2013 includes noninterest-bearing advances for current operating expenses of $399,890.

7. Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Legend Equities Corporation

Schedule I - Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

Year Ended December 31, 2013

Net Capital	
Total stockholder's equity	**$5,022,462**
Allowable Credits	
Deferred income tax	**757,446**
Non-allowable assets	
Deposits	**171,953**
Prepaid expenses	**328,349**
Non-allowable portion of accounts receivable	**614,605**
Intangible assets	**1,981,000**
Total non-allowable assets	**3,095,507**
Net capital	**$2,684,401**
Computation of aggregate indebtedness	
Total liabilities from balance sheet	**$4,122,490**
Less deferred income tax	**(757,446)**
Aggregate indebtedness	**$3,365,044**
Computation of basic net capital requirement	
Minimum net capital	**$ 224,336**
Excess net capital	**2,460,065**
Ratio aggregate indebtedness to net capital	**1.25**

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2013) as originally filed

Net Capital as reported in the Company's Part II A (unaudited) Focus Report	**$1,926,955**
Increase in allowable credits	**757,446**
Net capital per above	**$2,684,401**

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Legend Equities Corporation

In planning and performing our audit of the financial statements of Legend Equities Corporation (LEC), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Richmond, Virginia
February 27, 2014